Yoel Kranz 617.570.1760 ykranz@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

June 25, 2012

BY EDGAR AND EMAIL TRANSMISSION

Ms. Mara L. Ransom

Ms. Lilyanna L. Peyser

Mr. Christopher Chase

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Atlantic Power Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed June 15, 2012

File No.  333-181224

Amendment No. 1 to Registration Statement on Form S-1

Filed June 15, 2012

File No.  333-181225

Dear Ms. Ransom:

This letter is submitted on behalf of Atlantic Power Corporation (the “Company”) in response to comments in the letter dated June 22, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Barry Welch, Chief Executive Officer of the Company with respect to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-181225) filed with the Commission on June 15, 2012 (the “Amendment No. 1 to the Debenture S-1”).  On June 15, 2012, the Company also filed Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-181224) (the “Amendment No. 1 to the Equity S-1”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment.  As indicated below, the Company expects to shortly file a further amendment to Amendment No. 1 to the Debenture S-1 (the “Amendment No. 2 to the Debenture S-1”) to address the matters raised in the Comment Letter and a further amendment to Amendment No. 1 to the Equity S-1 (the “Amendment No. 2 to the Equity S-1”).  To facilitate your review, we are attaching hereto marked pages showing the proposed changes in Amendment No. 2 to the Debenture S-1 and Amendment No. 2 to the Equity S-1, respectively.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1 to the Debenture S-1, and page references in the responses refer to Amendment No. 2 to the Debenture S-1.  Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 2 to the Debenture S-1.

Amendment No. 1 to Registration Statement on Form S-1 File No. 333-181225

Cover Page

1.             Please revise your prospectus cover page to disclose the conversion price of your Debentures and the amount of common stock that you are registering, or tell us why this is information that you are entitled to omit pursuant to Rule 430A.

Response to Comment No. 1

Rule 430A generally permits the omission of certain pricing related information from the form of prospectus filed as part of a registration statement.  Specifically, Rule 430A lists “conversion rates” and “other items dependent upon the offering price” as items that may be omitted. In the context of the Company’s proposed Debentures offering, the conversion price, as the dollar value at which the Debentures may be converted into the Company’s common shares, is a pricing term determined based on the closing stock price of the common shares and used in determining the conversion rate. The conversion rate, in turn, is used to calculate the number of common shares per $1,000 principal amount of Debentures which will be registered once the conversion price is set. As such, the Company respectfully submits that the conversion price of the Debentures and the specific number of common shares into which the Debentures may be converted is information that the Company is entitled to omit in reliance on Rule 430A.

The Company will include such information in a Rule 424(b) prospectus that will be filed after the effective date of the Registration Statement as required by Rule 430A.

Legal Matters, page 62

2.             Please revise your Legal Matters disclosure on page 62 to disclose that Goodmans is also passing on legal matters relating the issue and sale of your common stock.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Legal Matters” in Amendment No. 2 to the Debenture S-1 to indicate the Goodmans is also passing on legal matters relating to the issue and sale of the Company’s common shares.

Exhibit 5.1 Form of Opinion of Goodmans

3.             Please have British Columbia counsel revise the initial paragraph of its opinion to refer to the date of the initial indenture.

Response to Comment No. 3

In response to the Staff’s comment, British Columbia counsel has revised the initial paragraph of its opinion to refer to the initial date of the initial indenture.

4.             Because the debentures are governed by Ontario law, please have counsel revise the British Columbia opinion to remove the conclusions it makes with respect to the debentures being binding obligations.  In turn, please have counsel revise the Ontario opinion to comply with the requirements of Staff Legal Bulletin No. 19.  In this regard, please note:

•                  Both opinions must state that counsel is acting as such to the registrant.

•                  In applying the guidance of Staff Legal Bulletin No. 19 with respect to debt securities, Ontario counsel should consider the Ontario opinion the “primary” opinion.

•                  Counsel should file the Ontario opinion as a separate exhibit to the registration statement and should file a separate consent from Goodmans Toronto.

•                  In the event that Ontario counsel chooses to expressly rely on the British Columbia opinion with respect to its opinion that the registrant is validly existing, has the power to create the obligation and has taken the required steps to enter into the obligation, then the British Columbia opinion must be revised to expressly opine on these issues and agree to such reliance.

•                  The last paragraph in the Ontario opinion should be deleted as inappropriate.

Response to Comment No. 4

In response to the Staff’s comment, British Columbia counsel has revised its opinion to remove conclusions it makes with respect to the Debentures being binding obligations and Ontario counsel has revised its opinion to comply with the requirements of Staff Legal Bulletin No. 19.

5.             Please have counsel significantly reduce the qualifications contained in subparagraphs (b) through (w) contained in the Ontario opinion.  Many of these qualifications are overly broad, appear to be immaterial to the opinion, relate to readily ascertainable facts and/or inappropriately limit the scope of the opinion.

Response to Comment No. 5

In response to the Staff’s comment, Ontario counsel has revised its opinion to significantly reduce the qualifications that were contained in subparagraphs (b) through (w).

Exhibit 25.1 Form T-1 Statement of Eligibility

6.             We note your response to comment 10 of our letter dated June 4, 2012.  Please file the Form T-1 with your next amendment.  Please note that the order in response to the Form T-6 was deemed issued concurrently with the effectiveness of your Form S-1 File No. 333-168856 on October 13, 2010.  Therefore, you may refer to that S-1 File No. as the order pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified under the Act.

Response to Comment No. 6

In response to the Staff’s comment, the Company will file the Form T-1 with Amendment No. 2 to the Debenture S-1.

* * * * *

Please note that the Company acknowledges, and has authorized us to include in this letter, the following:

Notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statements, it will furnish a written statement from the Company acknowledging that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully believes that the proposed modifications to Amendment No. 2 to the Debenture S-1, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (617) 570-1760.

Sincerely,

/s/ Yoel Kranz

Yoel Kranz

cc:	Barry E. Welch
Atlantic Power Corporation
James Barri
Goodwin Procter LLP